Separate Account, Registration Statement and Contracts

INTEGRITY:

Separate Account I 811-04844				Separate Account II 811-07134
333-44876	**033-56654**	**333-102575*****	**333-166995**	**033-51268**
AnnuiChoice II	AdvantEdge[1]	Pinnacle Plus	VAROOM	Pinnacle V
AnnuiChoice I*	GrandMasterflex3*			Pinnacle IV*
	Grand Master*			Pinnacle III*
	IQ 3**			Select 10 Plus**
	IQ**			
	IQ Advisor**			

NATIONAL INTEGRITY:

Separate Account I 811-04846				Separate Account II 811-07132
333-44892	**033-56658**	**333-102574*****	**333-167372**	**033-51126**
AnnuiChoice II	AdvantEdge[1]	Pinnacle Plus	VAROOM	Pinnacle V
AnnuiChoice I*	GrandMasterflex3*			Pinnacle IV*
	Grand Master*			Pinnacle III*
	IQ 3**			
	IQ**			
	IQ Advisor**			

*Prior version of contract – no longer sold, but not Great-Wested.
**Separate contract prospectus stacked pursuant to 1995 guidance; subsequently Great-Wested
***Great-Wested

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[1] New version of Grand Master line